Exhibit 99.9

January 8, 2019

Special Committee of the Board of Directors

Isramco, Inc.

1001 West Loop South, Suite 750

Houston, Texas 77027

Gentlemen:

We are pleased to offer to acquire the outstanding shares of common stock of Isramco, Inc. (the “Company”) not already owned by Naphtha Israel Petroleum Corp. Ltd. (“Naphtha”) and its subsidiaries for a purchase price of $110.36 per share in cash. We expect that the transaction would be structured as a reverse triangular merger. There will be no financing contingency associated with this offer. Through this offer, it is our intention that the Company becomes a privately owned subsidiary of Naphtha.

We believe that our offer is fair to and in the best interest of the Company and its public stockholders, particularly when viewed against the costs involved in remaining a public company and the limited liquidity available to the Company’s stockholders due to the small public float and limited trading volume of the Company’s shares. We note that the offer price represents a 11.53% premium to the closing share price on March 20, 2018, the date prior to our disclosure filed with the Tel Aviv Stock Exchange (at 4:03 p.m. Israel time and 9:03 a.m. New York time on March 21, 2018) that we were in the preliminary stages of evaluating the possibility of pursuing a transaction involving the acquisition of the outstanding shares of the Company’s common stock not already owned by us or other transaction that results in the Company’s common stock ceasing to be listed on Nasdaq, and a 8.09% premium to the closing share price on March 21, 2018, following which we also provided such disclosure in an amendment to our Schedule 13D.

It is our expectation that the special committee appointed by the Company’s board of directors to consider our proposal will engage its own legal and financial advisors to assist in its review and make a recommendation to the Company’s board of directors with respect to any transaction. We will not move forward with the transaction unless it is approved by such special committee. In addition, the transaction will be subject to a non-waivable condition requiring approval of a majority of the shares of the Company not owned by Naphtha or its affiliates.

As you are aware, Naphtha and its subsidiaries own 70.74% of the outstanding shares of common stock of the Company. We wish to emphasize that, in our capacity as a stockholder of the Company, we are only interested in acquiring shares of the Company that we do not currently own, and accordingly we have no interest in a disposition or sale of our holdings in the Company, nor would we expect, in our capacity as stockholders, to vote in favor of any alternative sale, merger or similar transaction involving the Company.

This letter is an expression of interest only, and we reserve the right to cease discussions with respect to a transaction at any time. No binding obligation on the part of Naphtha shall be created with respect to any transaction unless and until such time definitive agreements are entered into between the Company and Naphtha.

We have engaged Baker Botts L.L.P. as our U.S. legal advisor. We and our advisors look forward to working with the special committee and its advisors. We welcome the opportunity to present our proposal to the special committee and its advisors as soon as possible.

Naphtha will be filing a 13-D amendment following the close of the trading market this afternoon. We are confident that you will agree that it is in all of our interests to ensure that we otherwise proceed in a confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

We look forward to your response.

Sincerely,

NAPHTHA ISRAEL PETROLEUM CORP. LTD.

By: Haim Tsuff, Chairman of the Board

       Eran Saar, CEO